Steven B. Boehm
Sutherland Asbill & Brennan
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004   June 15, 2007

        RE: Main Street Capital Corporation
             File Nos.: 333-142879 and 814-00746

Dear Mr. Boehm:

        On May 11, 2007, your firm filed a registration statement on Form N-2 on behalf of Main Street Capital Corporation (the "Company"), which intends to elect to be treated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). We have reviewed the registration statement and have set forth our comments below. For convenience, we generally organize our comments using the headings and page numbers in the registration statement.

General

1. In your response letter, please inform the staff whether the Company's proposed Small Business Investment Company ("SBIC") subsidiary intends to file a registration statement on Form N-5.

Prospectus

2. Outside front cover

   a) The pricing table should include the shares and the dollar amounts of the formation transaction, *i.e.,* the partnership interests of the SBIC subsidiary.
   b) Please include a footnote to the pricing table detailing the terms of the underwriters' over-allotment privilege.

3. Inside front cover—Include the amount of dilution purchasers of shares in the initial public offering will experience and a cross-reference to the section of the prospectus that discusses dilution. Also, the cover page should state that these securities should be considered speculative.

4. The disclaimer after the Table of Contents should state that the Company will update the prospectus to reflect any material changes.

5. Prospectus Summary—
   a) In your response letter please explain in more detail the timing of the formation transactions. Specifically, reconcile the disclosure on the inside cover page that states that the Company will begin operations after the formation transactions are effected and the disclosure on page 7 that states that the Company commenced investment operations in 2002 through Main Street Mezzanine Fund, LP. We may have additional disclosure comments once we understand the history of the Company.
   b) Also, the prospectus should characterize the credit quality of the companies in which it intends to invest more specifically and provide information about the track record of the Company's prior investments, including whether any resulted in defaults or bankruptcies.
   c) Financial and portfolio information should be updated to a date later than December 31, 2006, if possible.
   d) Use of Proceeds—Clarify whether any of the proceeds of the offering will be used to cover the expenses of the formation transactions.

6. Formation Transactions (page 17)—

   a) Clarify how the shares received by the limited partners will be valued. Is the premium related to the fair value of the investments held by Main Street Mezzanine Fund? Why is the premium related to the public offering price and not the net asset value of those investments?
   b) In your letter provide a legal analysis explaining why the transactions described in the last bullet point on page 17 are not "affiliated transactions" subject to Section 57 of the 1940 Act.

7. Fee Table—Please include a line item for the fees and expenses of the acquired fund. Also, please delete the phrase "borne by us" in the "Offering expenses" line item.

8. Summary Financial and Other Data—In your letter explain why the expense ratio is so much higher in 2006 than the expense ratio presented in the fee table.

9. Co-Investments (page 37)—In your letter analyze whether the existing co-investments between Main Street Mezzanine Fund and Main Street Capital II will constitute a continuing joint enterprise subject to Rule 17d-1 under the 1940 Act after the effectuation of the formation transactions.

10. Conflicts of Interest (page 37)—Please elaborate on the allocation procedures to be instituted to assure investment opportunities are allocated between the affiliated companies in a "fair and equitable manner."

11. Provisions of Maryland General Corporation Law—In your letter undertake to notify the SEC staff before altering any of the Company's resolutions or by-laws in such a way as to subject the Company to either the Maryland Business Combination Act or the Maryland Control Share Acquisition Act; also, undertake to file a current report on Form 8-K with the SEC after board approval but before the effective date of any change.

12. Management--In your letter explain whether the adviser will be registered under the Investment Advisers Act of 1940 and analyze whether this entity would be an "eligible portfolio company" under the terms of the BDC provisions of the 1940 Act or whether the Company would be engaged in an operating business (an advisory business) through the activities of a wholly owned subsidiary.

13. Significant managerial assistance—In your letter explain whether any fees rendered to the Company for providing managerial assistance to portfolio companies are directed to affiliates of the Company.

14. Equity Incentive Plan--This section states that the Company will seek Commission exemptive relief to permit stock-based compensation in exchange for services. In your letter inform us whether your research shows that the Commission has granted such relief in the past.

15. Federal Income Tax Considerations—Please disclose the tax consequences relative to the fee income generated by the advisory subsidiary.

We note that portions of the filing are incomplete. We may have additional comment on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us in your supplemental letter, preferably before filing the final pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please by advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in your supplemental letter and state the basis for your position.

If you have any questions prior to filing the pre-effective amendment and providing the supplemental letter, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel